UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Cardiff Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14147L 108

(CUSIP Number)

May 27, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14147L 108	SCHEDULE 13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Acorn Bioventures, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,687,560(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,687,560 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,560 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

Includes 482,160 Series M Warrants (the “Warrants”), which are exercisable for shares of common stock, but pursuant to the terms of the Warrants a blocker provision limits the number of Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage held to exceed 9.99% (the “Warrant Blocker Provision”).

(2)

The percentage of class was calculated based on 13,365,965 shares of the Issuer’s common stock, par value $0.0001 per share, as set forth in the Issuer’s prospectus supplement, dated May 26, 2020, and filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2020. The percentage reported is capped at 9.99% as a result of the Warrant Blocker Provision contained in the Warrants.

CUSIP No. 14147L 108	SCHEDULE 13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Acorn Capital Advisors, GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,687,560 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,687,560 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,560 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 14147L 108	SCHEDULE 13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Anders Hove
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,687,560 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,687,560 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,560 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 14147L 108	SCHEDULE 13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Isaac Manke
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,687,560 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,687,560 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,560 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 14147L 108	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Cardiff Oncology, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

11055 Flintkote Avenue

San Diego, California 92121

Item 2.	Filing Person

(a) – (c) Name of Persons Filing; Address; Citizenship:

(i)	Acorn Bioventures, L.P. (“Acorn”);

(ii)	Acorn Capital Advisors, GP, LLC (“Acorn GP”), which is the sole general partner of Acorn;

(iii)	Anders Hove (“Hove” or “Manager”); and

(iv)	Isaac Manke. (“Manke” or “Manager”).

The address of the principal business office of each of the Reporting Persons is 420 Lexington Avenue, Suite 2626, New York, New York 10170.

Acorn is a Delaware limited partnership. Acorn GP is a Delaware limited liability company. Each of Hove and Manke are citizens of the United States of America.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

(e)	CUSIP Number:

14147L 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 14147L 108	SCHEDULE 13G	Page 7 of 9 Pages

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)

Acorn directly owns 1,205,400 shares of Common Stock and Warrants to purchase 482,160 shares of Common Stock, which, as a result of the Warrant Blocker Provision, represents approximately 9.99% of the outstanding shares of Common Stock for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(ii)	Acorn GP is the general partner of Acorn and may be deemed to beneficially own the shares beneficially owned by Acorn.

(iii)	The Managers, in their capacity as members of Acorn GP, may be deemed to beneficially own the shares beneficially owned by Acorn.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Acorn	1,687,560	0	1,687,560	0
Acorn GP	1,687,560	0	1,687,560	0
Hove	1,687,560	0	1,687,560	0
Manke	1,687,560	0	1,687,560	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percentage of class was calculated based on 13,365,965 shares of the Issuer’s common stock, par value $0.0001 per share, as set forth in the Issuer’s prospectus supplement, dated May 26, 2020, and filed with the Commission on May 27, 2020. The percentage reported is capped at 9.99% as a result of the Warrant Blocker Provision contained in the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 14147L 108	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2020

ACORN BIOVENTURES, L.P.

By: ACORN CAPITAL ADVISORS, GP, LLC, its General Partner

By:	/s/ Anders Hove
Anders Hove, Manager

ACORN CAPITAL ADVISORS, GP, LLC

By:	/s/ Anders Hove
Anders Hove, Manager

ANDERS HOVE

/s/	Anders Hove

ISAAC MANKE

/s/	Isaac Manke

CUSIP No. 14147L 108	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement